UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 13, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

R1 RCM Inc.

File No. 1-34746 - CF#35327

_____

       R1 RCM Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 2, 2017.

       Based on representations by R1 RCM Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.1   through February 16, 2026

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                               Brent J. Fields
                               Secretary